Sean M. Clayton (858) 550-6034 sclayton@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

September 25, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffery P. Riedler, Assistant Director

Re:	Flexion Therapeutics, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted August 2, 2013

CIK No. 0001419600

Dear Mr. Riedler:

This letter is being submitted in response to a comment received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated September 19, 2013 (the “Comment Letter”) with respect to a revised confidential draft registration statement on Form S-1 (the “Confidential Draft Registration Statement”) submitted confidentially to the Securities and Exchange Commission by Flexion Therapeutics, Inc. (the “Company”) on September 6, 2013. Specifically, this letter pertains to the comment #2 in the Comment Letter, the text of which has been copied below for reference.

Staff Comment #2 and Company Response

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Valuation of Common Stock, page 55

2.	Response 14 discloses volatilities of five peer companies for three valuation dates for one to five years. Please tell us how you determined your volatility assumption from this data. Confirm if you measured volatility over the expected term of 6.1 years or revise as necessary or explain why no revision is necessary.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that its prior response to Comment No. 14 regarding the methodology used for determining the volatility assumption selected at each valuation date was with respect to the Company’s valuation of its common stock. For that purpose, a volatility of one to five years, which coincided with each expected time to a liquidity event, was selected as an input in the Black-Scholes option-pricing model used in the OPM valuation model or in the hybrid PWERM and OPM valuation model.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

September 25, 2013

Separately, in determining the fair value at grant date of issued stock-based awards for stock-based compensation purposes, the Company also estimated its expected stock volatility based on the historical volatility of its publicly traded peer companies. For this purpose, the Company determined the expected volatility assumption used in the Black-Scholes option-pricing model based on the mean reversion of the six-year historical trading volatility, measured on a weekly basis, for the same publicly traded peer companies described in the Company’s prior response to Comment No. 14. That six-year volatility matched the expected term of the Company’s stock-based awards of 6.1 years, as previously disclosed in the table of option-pricing assumptions appearing on Page 54 of the Confidential Draft Registration Statement.

In response to the Staff’s comment, the Company proposes to revise its disclosure in the third sentence of the second paragraph of Stock-Based Compensation on Page 54, in its next confidential submission or first filing of the Registration Statement, to clarify the methodology used, as follows:

“Therefore, we estimate our expected stock volatility based on the historical volatility of our publicly traded peer companies for periods that are commensurate with the expected term (in years) of our stock-based awards, and we expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price.”

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The Company respectfully requests the Staff’s view as to whether the above response and proposed revision to the Confidential Draft Registration Statement would adequately addresses comment #2 in the Comment Letter. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (858) 550-6034. Thank you.

Sincerely,

Cooley LLP

/s/ Sean M. Clayton

Sean M. Clayton, Esq.

cc:	Michael D. Clayman, Flexion Therapeutics, Inc.

Frederick W. Driscoll, Flexion Therapeutics, Inc.

Thomas A. Coll, Esq., Cooley LLP

Marc Recht, Esq., Cooley LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM